Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 19, 2019

On December 19, 2019, Xinyuan Real Estate Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will hold its annual general meeting of shareholders at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China at 2:00 p.m. local time for the following purposes:

1.	Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2019.

2.	Transact any such business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only holders of common shares registered in the register of members at the close of business on November 21, 2019 (the "Record Date") can vote at this meeting or at any adjournment thereof that may take place. Each common shareholder has one vote for each common share held as of the close of business on the Record Date. Holders of record of the Company's American Depositary Shares ("ADSs") at the close of business on the Record Date who wish to vote the common shares represented by the ADSs must act through JPMorgan Chase Bank, N.A. as depositary of the Company's ADSs program. Each ADS represents two (2) common shares.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Yu “Brian” Chen, the Chief Financial Officer, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the annual general meeting of shareholders, the proxy statement and a copy of the Company’s 2018 annual report on Form 20-F are also available through our website at http://ir.xyre.com.

By Order of the Board of Directors,

	By:	/s/ Yong Zhang
November 21, 2019		Yong Zhang
Chairman of the Board

27/F, China Central Place, Tower II, 79 Jianguo Road

Chaoyang District, Beijing 100025, People’s Republic of China
www.xyre.com

XINYUAN REAL ESTATE CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on December 19, 2019 at 2:00 pm local time, or at any adjournment or postponement thereof. The annual general meeting will be held at Xinyuan (China) Real Estate, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025.

This proxy statement is available to shareholders beginning on November 21, 2019, and the form of proxy is first being mailed to shareholders on or about November 21, 2019.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (i) the attention of Mr. Yu “Brian” Chen, the Chief Financial Officer, at our registered office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to our offices in Beijing at the address listed above, if you hold our common shares, or (ii) JPMorgan Chase Bank, N.A., Depositary, at P.O. Box 64506, St. Paul, MN, USA 55164-0506, if you hold American Depositary Shares, known as ADSs, with each ADS representing two (2) of our common shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on November 21, 2019 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of November 21, 2019, 165,927,616 of our common shares, par value US$ 0.0001 per share, were outstanding, of which 34,722,242 were held by the Company as treasury shares and approximately 74,405,372 were common shares represented by 37,202,686 ADSs. As of November 21, 2019, unexercised options with respect to 1,087,035 ADSs were reserved in our employee stock option plan. The presence in person or by proxy of at least two (2) shareholders holding not less than one-half of our outstanding common shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://ir.xyre.com/news-events/agm-summary. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy. Where the chairman, a director or officer of the company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” Proposal 1. Abstentions by holders of common shares are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) of the ADSs, has advised us that it intends to mail the Notice of 2019 Annual General Meeting of Shareholders and an ADS Voting Instruction Card to all record date owners of ADSs. Upon timely receipt by the Depositary of a signed and completed ADS Voting Instruction Card properly executed by a record date holder of ADSs, the Depositary will vote or cause to be voted the amount of common shares represented by the ADSs held by such holder in accordance with the instructions set forth therein. If you mark the box in the enclosed ADS Voting Instruction Card instructing that you wish to give a discretionary proxy to a person designated by the company, the underlying common shares represented by your ADSs will be voted by a person designated by the company in his or her discretion. In accordance with the provisions governing the ADSs, the Depositary will not vote the common shares represented by the ADSs other than in accordance with such instructions. If (i) your enclosed ADS Voting Instruction Card is signed and dated but is missing specific voting instructions or (ii) your enclosed ADS Voting Instruction Card is improperly completed, the Depositary will not vote the underlying common shares represented by your ADSs.

As the holder of record for all the common shares represented by the ADSs, only the Depositary may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. In order to attend the meeting, an owner of ADSs must provide written evidence to the company that it held ADSs in their account on the record date. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal. You should return your properly completed ADS Voting Instruction Card to the Depositary prior to 12:00 pm (Eastern Standard Time) on December 16, 2019 which is the last date by which voting instructions may be received by the Depositary.

Neither the Depositary nor its agents are responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of Ernst & Young Hua Ming by our audit committee as our independent registered public accounting firm for the fiscal year ending December 31, 2019 be ratified by ordinary resolution of the shareholders. Ernst & Young Hua Ming has served as our independent registered public accounting firm since 2006.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

An affirmative vote of the holders of a simple majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR PROPOSAL 1,

THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG HUA MING

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China, Attention: Mr. Yu “Brian” Chen.

2.	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

3.	Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to common course of business customer service and satisfaction issues or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

4.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct and Ethics which is available on our company’s website at http://ir.xyre.com/static-files/6cb1d6f2-3ccd-46e9-bdc6-c640fa61dcb4. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics will be promptly disclosed to the public.

Copies of our Code of Business Conduct and Ethics will be provided to any shareholder upon written request to the Chief Administrative Officer of Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

As permitted by the New York Stock Exchange’s Listed Company Manual, we make our annual report to shareholders available on our website. Our annual report on Form 20-F for the year ended December 31, 2018 has been filed with the Securities and Exchange Commission. You may obtain a copy of our 2018 annual report on Form 20-F by visiting our website at http://ir.xyre.com/static-files/4d12201e-d3f7-47bf-b45d-ec35191050d2. If you want to receive a paper or email copy of our 2018 annual report on Form 20-F, as amended, you must request one. There is no charge to you for requesting a copy. Please make any such requests to Mr. Charles Wong of Investor Relations of Xinyuan Real Estate Co., Ltd., at irteam@xyre.com or +8610-8588-9376.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Yong Zhang
Dated: November 21, 2019	Yong Zhang
Chairman of the Board